UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number:  1-15256

_____________________

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer’s ID (CNPJ/MF) No. 76.535.764/0001-43

Company Registry (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Comprehensive Annual Report Filed with the SEC on Form 20-F

Oi S.A. – In Judicial Reorganization (the “Company”) announces that its Comprehensive Annual Report on Form 20-F for the fiscal years ended December 31, 2017 and 2016 was filed with the United States Securities and Exchange Commission, or SEC, on May 16, 2018. The report can be directly accessed at the SEC’s website (www.sec.gov), at CVM’s Sistema Empresas.NET (www.cvm.gov.br) or on the Company’s website (www.oi.com.br/ir).

Any investor or shareholder who wishes to receive a hard copy of the report, free of charge, may contact the Company by phone at +55-21-3131-2918 or by email at invest@oi.net.br.

Rio de Janeiro, May 16, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer